Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

June 27, 2016

Independent Auditor’s Report

To the Shareholders of
Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as at March 31, 2016 and March 31, 2015 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2016 and March 31, 2015 and their financial performance and their cash flows for each of the three years in the period ended March 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Burcon NutraScience Corporation’s ability to continue as a going concern.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at March 31, 2016 and 2015

(Prepared in Canadian dollars)
	2016	2015
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,479,862	2,400,965
Short-term investments	-	1,266,600
Amounts receivable (notes 10 and 12)	152,143	145,524
Prepaid expenses	171,209	148,429
Derivative asset (note 6)	-	70,152
	2,803,214	4,031,670
Property and equipment (note 4)	514,203	564,185
Deferred financing costs (note 15)	58,376	93,518
Deferred development costs (note 5)	222,343	755,967
Goodwill	1,254,930	1,254,930

	4,853,066	6,700,270

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	701,748	705,302
Derivative liability (note 6)	-	70,152
	701,748	775,454
Deferred revenue	39,097	132,930
	740,845	908,384

SHAREHOLDERS' EQUITY (NOTE 6)

Capital stock	64,936,947	60,964,605
Contributed surplus	6,487,975	6,259,626
Options	9,779,276	9,190,098
Warrants	458,187	357,945
Deficit	(77,550,164)	(70,980,388)
	4,112,221	5,791,886

	4,853,066	6,700,270

Going concern (note 1)
Subsequent events (note 15)

Approved by the Board of Directors on June 15, 2016

(signed) "Douglas Gilpin"	(signed) Peter H. Kappel
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended March 31, 2016, 2015 and 2014

(Prepared in Canadian dollars)
	2016	2015	2014
	$	$	$

REVENUE
Royalty income (note 2(a))	106,390	105,387	94,724

EXPENSES
General and administrative (notes 7 and 10)	4,237,968	4,458,694	3,954,026
Research and development (note 8)	2,653,585	2,535,761	2,393,649
	6,891,553	6,994,455	6,347,675

LOSS FROM OPERATIONS	(6,785,163)	(6,889,068)	(6,252,951)

FOREIGN EXCHANGE GAIN	62,230	118,642	-

INTEREST AND OTHER INCOME (notes 10 and 12)	153,157	191,002	291,406

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(6,569,776)	(6,579,424)	(5,961,545)

BASIC AND DILUTED LOSS PER SHARE (note 9)	(0.18)	(0.20)	(0.19)

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended March 31, 2016, 2015 and 2014

(Prepared in Canadian dollars)
	Number of
	fully paid						Total
	common	Capital	Contributed				shareholders'
	shares	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance, March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss and comprehensive loss for the year	-	-	-	-	-	(5,961,545)	(5,961,545)
Options expired / cancelled	-	-	1,070,172	(1,070,172)	-	-	-
Stock-based compensation	-	-	-	538,640	-	-	538,640

Balance, March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

Loss and comprehensive loss for the year	-	-	-	-	-	(6,579,424)	(6,579,424)
Rights offering	1,860,276	5,245,978	-	-	-	-	5,245,978
Private placement	660,000	1,970,185	-	-	-	-	1,970,185
Share issue costs	-	(257,261)	-	-	-	-	(257,261)
Warrants issued	-	-	-	-	357,945	-	357,945
Options expired / cancelled	-	-	74,050	(74,050)	-	-	-
Warrants expired	-	-	49,453	-	(49,453)	-	-
Stock-based compensation	-	-	-	731,448	-	-	731,448

Balance, March 31, 2015	34,144,969	60,964,605	6,259,626	9,190,098	357,945	(70,980,388)	5,791,886

Loss and comprehensive loss for the year	-	-	-	-	-	(6,569,776)	(6,569,776)
Rights offering	1,552,044	3,507,620	-	-	-	-	3,507,620
Share issue costs	-	(154,095)	-	-	-	-	(154,095)
Options exercised	15,108	96,775	-	(96,775)	-	-	-
Options expired / cancelled	-	-	228,349	(228,349)	-	-	-
Warrants issued	-	-	-	-	279,817	-	279,817
Warrant adjustment	-	-	-	-	7,118	-	7,118
Warrants exercised	120,629	522,042	-	-	(186,693)	-	335,349
Stock-based compensation	-	-	-	914,302	-	-	914,302

Balance, March 31, 2016	35,832,750	64,936,947	6,487,975	9,779,276	458,187	(77,550,164)	4,112,221

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2016, 2015 and 2014

(Prepared in Canadian dollars)
	2016	2015	2014
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(6,569,776)	(6,579,424)	(5,961,545)
Items not affecting cash
Amortization of deferred development costs	533,624	533,625	533,625
Amortization of property and equipment	126,348	150,329	150,570
Amortization of deferred revenue	(93,833)	(93,833)	(93,833)
Unrealized foreign exchange gain	(44,238)	(118,642)	-
Warrants issued for financing	286,935	357,945	-
Loss on disposal of property and equipment	863	-	-
Stock-based compensation expense	914,302	731,448	538,640
	(4,845,775)	(5,018,552)	(4,832,543)
Changes in non-cash working capital items
Amounts receivable	(6,619)	(4,583)	(106,417)
Prepaid expenses	(22,780)	16,961	(11,847)
Accounts payable and accrued liabilities	(8,401)	186,431	(1,414)
	(4,883,575)	(4,819,743)	(4,952,221)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments	1,371,200	(1,257,600)	2,085,746
Acquisition of property and equipment	(59,825)	(48,932)	(254,765)
	1,311,375	(1,306,532)	1,830,981

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred financing costs	-	(24,640)	(88,813)
Issue of capital stock	3,842,969	7,216,163	-
Share issue costs	(131,510)	(166,391)	-
	3,711,459	7,025,132	(88,813)
FOREIGN EXCHANGE (LOSS) GAIN ON CASH AND CASH EQUIVALENTS	(60,362)	109,641	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	78,897	1,008,498	(3,210,053)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,400,965	1,392,467	4,602,520

CASH AND CASH EQUIVALENTS - END OF YEAR	2,479,862	2,400,965	1,392,467

INTEREST RECEIVED	25,723	50,981	49,700

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

1.	Going concern

Burcon NutraScience Corporation (“Burcon” or the “Company”) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange and the NASDAQ Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at March 31, 2016, the Company had minimal revenues from its technology, had an accumulated deficit of $77,550,164 (2015 - $70,980,388). During the year ended March 31, 2016, the Company incurred a loss of $6,569,776 (2015 - $6,579,424; 2014 - $5,961,545) and had negative cash flow from operations of $4,883,575 (2015 - $4,819,743; 2014 - $4,952,221). The Company has relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. As at March 31, 2016, the Company had cash and cash equivalents of $2,479,862 (2015 - $2,400,965) and short-term investments of $nil (2015 - $1,266,600). These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On May 12, 2016, the Company completed a convertible note financing for $2,000,000, with net proceeds of approximately $1,934,000 (note 15). Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (“ADM”) from the sales of CLARISOY™, the amount of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

2.	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed the 20-year Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continued until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility was made, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since March 4, 2011, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

3.	Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The Company has consistently applied the same accounting policies throughout all periods presented. The board of directors approved these financial statements on June 15, 2016.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at March 31, 2016 are as follows:

Name	Place of	Interest	Principal activity
	incorporation	%

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the consolidated statements of operations and comprehensive loss.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies. In December 2012, the Company commenced recognizing the previously deferred initial license fee payments for CLARISOY™ as revenue on a straight-line basis consistent with the period over which deferred development costs (note 5) are being amortized.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied are in determining the fair value of stock-based compensation (see note 6 for assumptions used by management), determining whether all criteria for deferring development costs are met, determining the point when amortization of deferred development costs and deferred revenue commences and the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit or loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classifies its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount which is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of operations and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss. Impairment losses on available-for-sale equity instruments are not reversed.

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Qualifying transaction costs incurred prior to the Company’s year-end in anticipation of an issuance of equity instruments subsequent to the Company’s year-end are deferred on the consolidated balance sheets until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs of disposal and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.

The deferred development costs are amortized on a straight-line basis over their estimated useful lives commencing on the date the technology is available for use.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (“SR&ED”) Investment Tax Credits (“ITC”) at both the federal and provincial level. The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time. The Company’s determination of ITC involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 6.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

a)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Accounting standards issued and not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes International Accounting Standards (“IAS”) 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 15 and IFRS 16 and the expected date of adoption. The Company does not expect any material impact from the adoption of the other standards.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

4.	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2015	3,572,009	79,254	3,651,263
Current period additions	67,910	9,319	77,229
Current period disposals	-	(5,468)	(5,468)
Cost at March 31, 2016	3,639,919	83,105	3,723,024

Accumulated amortization at March 31, 2015	3,025,813	61,265	3,087,078
Current period amortization	119,759	6,589	126,348
Current period disposals	-	(4,605)	(4,605)
Accumulated amortization at March 31, 2016	3,145,572	63,249	3,208,821

Net book value at March 31, 2016	494,347	19,856	514,203

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2014	3,530,343	70,521	3,600,864
Current period additions	41,666	8,733	50,399
Cost at March 31, 2015	3,572,009	79,254	3,651,263

Accumulated amortization at March 31, 2014	2,881,324	55,425	2,936,749
Current period amortization	144,489	5,840	150,329
Accumulated amortization at March 31, 2015	3,025,813	61,265	3,087,078

Net book value at March 31, 2015	546,196	17,989	564,185

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

5.	Deferred development costs

On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The Company ceased deferring development costs related to CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50 months on a straight-line basis.

$
Cost at March 31, 2016	2,223,435

Amortization and impairment at March 31, 2015	1,467,468
Current period amortization	533,624
Amortization and impairment at March 31, 2016	2,001,092

Net book value at March 31, 2016	222,343

Cost at March 31, 2015	2,223,435

Amortization and impairment at March 31, 2014	933,843
Current period amortization	533,625
Amortization and impairment at March 31, 2015	1,467,468

Net book value at March 31, 2015	755,967

6.	Shareholders’ equity

a)	Capital stock

Authorized
          Unlimited number of common shares without par value

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares, gross proceeds to Burcon of $3,507,620, and net proceeds of approximately $3,350,000. Burcon issued to each shareholder one right (the “Right”) for each common share held by such shareholder. Every 22 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.26 per common share.

Financing costs related to the rights offering of $93,518 incurred up to March 31, 2015 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 30, 2015. Burcon incurred additional share issue costs related to the rights offering of $60,577, subsequent to March 31, 2015.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corp. (note 10), had each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment.

As consideration for the Standby Commitment, the Guarantors received share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that will be exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 3, 2015. The Standby Commitment Agreement originally gave rise to a financial asset and liability, which had been initially recorded at fair value as a derivative asset and liability of $70,152, respectively, with the change in fair value to be recorded through profit or loss. As noted above, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment, and therefore the derivative asset of $70,152 was recognized as a financing expense in the first quarter. Burcon has estimated the value of the Standby Warrants to be $279,817 using the Black-Scholes option pricing model and has recorded the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability as financing expense (note 7) in the second quarter of fiscal 2016.

On January 22, 2015, Burcon completed a private placement of 660,000 common shares at a price of US$2.50 per share for gross proceeds of US$1,650,000, or CA$1,970,185 and net proceeds of approximately $1,946,000. Burcon is maintaining a portion of these funds in a US dollar bank account and, therefore, the funds are subject to the risk of foreign currency fluctuations.

On April 2, 2014, the Company completed an offering of shares by way of a rights offering (the “2014 Rights Offering”) for 1,860,276 common shares at $2.82 per common share for gross proceeds of $5,245,978, and net proceeds of approximately $5.0 million. Pursuant to the terms of the warrant certificates issued to the guarantors of the 2014 Rights Offering, the exercise price and number of shares purchasable must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the rights offering on April 30, 2015, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the record date of the rights offering, being April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company has recorded $7,118 during the first quarter for this adjustment. In March 2016, ITC exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2016, 2,975,579 (2015 - 2,512,167) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.33 and $9.60 per common share. An additional 607,696 (2015 - 902,329) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2016		2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of year	2,512,167	5.66	1,986,161	6.50
Granted	614,954	2.36	616,006	2.86
Exercised	(64,462)	2.54	-	-
Forfeited / Expired / Cancelled	(87,080)	4.33	(90,000)	5.03

Outstanding - End of year	2,975,579	5.08	2,512,167	5.66

The following table summarizes information about stock options outstanding and exercisable at March 31, 2016:

	Options outstanding			Options exercisable

		Weighted
	Number	average		Number
	outstanding	remaining	Weighted	exercisable at	Weighted
Range of	at March 31,	contractual	average	March 31,	average
exercise prices	2016	life	exercise price	2016	exercise price
$		(years)	$		$

2.33 to 4.16	1,923,079	8.38	2.84	1,109,788	3.05
6.78 to 9.60	1,052,500	4.01	9.19	1,052,500	9.19
	2,975,579			2,162,288

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2016	2015	2014

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	53.3%	52.1%	51.7%
Risk-free interest rate	1.4%	1.8%	2.3%
Expected forfeiture	9.4%	10.2%	10.7%
Expected average option life (years)	7.8	7.7	8.1

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2016 was $1.34 (2015 - $1.61; 2014 - $1.44) per option.

Included in research and development expenses is $303,830 (2015 - $245,754; 2014 - $146,189) (note 8) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $610,472 (2015 - $485,694; 2014 - $392,451) (note 7) of a combination of stock-based compensation and costs settled by way of stock options.

7.	General and administrative

	2016	2015	2014
	$	$	$

Professional fees	1,776,877	2,055,550	1,926,656
Salaries and benefits (note 6)	1,611,200	1,389,090	1,284,988
Financing expense (notes 6 and 10)	300,345	413,662	-
Office supplies and services (note 10)	182,737	165,690	164,095
Investor relations	149,053	222,171	354,061
Other	125,487	119,258	105,961
Travel and meals	74,515	61,256	82,782
Management fees (note 10)	14,890	29,068	32,365
Amortization of property and equipment	2,864	2,949	3,118

	4,237,968	4,458,694	3,954,026

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

8.	Research and development

	2016	2015	2014
	$	$	$

Salaries and benefits (note 6)	1,434,501	1,385,537	1,236,243
Amortization of deferred development costs	533,624	533,625	533,625
Laboratory operation	378,203	307,826	300,565
Amortization of property and equipment	123,484	147,380	147,452
Rent	90,767	88,442	85,497
Analyses and testing	73,161	64,564	69,891
Travel and meals	19,845	8,387	20,376

	2,653,585	2,535,761	2,393,649

9.	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2016	2015	2014
	$	$	$
Loss for the year, being loss attributable to common shareholders - basic and diluted	6,569,776	6,579,424	5,961,545

	Shares	Shares	Shares

Weighted average common shares - basic and diluted	35,581,414	33,604,639	31,624,693

Basic and diluted loss per share	(0.18)	(0.20)	(0.19)

For the years ended March 31, 2016, 2015 and 2014, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10.	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the year ended March 31, 2016 is $74,667 (2015 - $70,224; 2014 - $63,721) for office space rental, services, and equipment rental.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

For the year ended March 31, 2016, included in general and administrative expenses (management fees) and (financing expense) are $14,890 (2015 - $29,068; 2014 - $32,365) and $nil (2015 - $593; 2014 - $nil), respectively, for services provided to the Company. At March 31, 2016, $130 (2015 - $1,715) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2016, included in interest and other income is $16,702 (2015 - $21,812; 2014 - $12,895) for management services provided by the Company. At March 31, 2016, $658 (2015 - $818), of this amount is included in amounts receivable. Included in deferred financing costs are fees of $nil (2015 - $2,235; 2014 - $2,550) and included in share issue costs are fees of $1,410 (2015 - $615; 2014 - $nil) for administrative services provided directly for financings, of which $nil is included in accounts payable and accrued liabilities as of March 31, 2016 (2015 - $1,913).

During the year, the Company issued warrants to ITC Corporation Limited related to the rights offering (note 6(a)) and estimated the fair value to be $143,099. Of this amount $107,223, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense during the year. During the year ended March 31, 2015, the Company issued warrants to ITC related to the 2014 Rights Offering and recorded the estimated fair value of $183,053 as financing expense. An additional amount of $3,640 was recorded as financing expense during fiscal 2016 pursuant to the terms of the warrant certificates issued to the guarantors of the 2014 Rights Offering. ITC exercised its warrants from the 2014 Rights Offering to acquire 120,629 common shares in March 2016.

11.	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2016	2015	2014
	$	$	$
Short-term benefits	379,693	362,227	367,743
Option-based awards	388,325	302,742	247,191

	768,018	664,969	614,934

Short-term benefits comprise salaries, director fees and employment benefits. Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 6 to the consolidated financial statements.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

12.	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2016	2015	2014
	$	$	$
Recovery of income taxes based on the combined statutory income tax rate of 26.97% (2015 - 27.08%; 2014 - 27.13%)	(1,772,000)	(1,782,000)	(1,617,000)
Deferred income tax assets not recognized	1,537,000	1,223,000	1,400,000
Non-capital losses expired	-	321,000	153,000
Financing costs	(40,000)	(67,000)	-
Adjustment to deferred income tax assets for changes in tax rates	-	-	(74,000)
Non-deductible items and tax adjustments	275,000	305,000	138,000

Recovery of income taxes	-	-	-

As at March 31, 2016, the Company has non-capital losses of approximately $40,608,000 (2015 - $36,142,000) available to reduce taxable income in future years. These losses expire as follows:

$
2026	800,000
2027	1,460,000
2028	2,093,000
2029	2,432,000
2030	3,498,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,507,000
2035	5,623,000
2036	4,904,000

40,608,000

In addition, the Company has SR&ED expenditures of approximately $13,014,000 available to carry forward indefinitely.

ITCs of $4,566,000 may be used to offset deferred income taxes otherwise payable and expire between 2017 and 2036.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Included in interest and other income is $109,720 (2015 - $119,511; 2014 - $228,812) of refundable ITCs, which is included in amounts receivable at March 31, 2016 (2015 - $119,511; 2014 - $115,655).

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2016	2015
	$	$

Deferred income tax assets (liability)
SR&ED expenditures	3,495,000	3,242,000
Losses from operations carried forward	10,922,000	9,712,000
Deferred revenue	11,000	36,000
Deferred development costs	(53,000)	(181,000)
Financing costs	123,000	144,000
Property and equipment	74,000	82,000

Unrecognized deferred income tax assets	14,572,000	13,035,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

13.	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.89% per annum (2015 - 1.22% per annum) and the weighted average interest rate earned on short-term investments was 0.30% (2015 - 0.30%) per annum. The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at March 31, 2016 is estimated to be a $25,000 increase or decrease in interest income per year.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 14). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2016 is $701,748, all of which is within the next 12 months.

Fair value

The fair value of the derivative asset and liability was a level 3 fair value and was estimated based the amount of which the Company can settle its obligation under the standby commitment agreement in cash (note 6).

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term natures of those assets and liabilities.

Currency risk

Certain amounts of the Company's cash and cash equivalents and all of the Company’s short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk from changes in foreign exchange rates.

14.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2016.

Burcon NutraScience Corporation Notes to Consolidated Financial Statements
March 31, 2016, 2015 and 2014
(Prepared in Canadian dollars)

15.	Subsequent events

Subsequent to March 31, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of ITC Corporation Limited (the “Lender”) for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of approximately $1.93 million. The Note bears interest at 8% per annum on the Principal Amount and will be payable on the earlier of three years from the issue of the Note, the occurrence of an event of default as set out in the Note, or voluntary prepayment by the Company (the “Maturity Date”). The Lender may convert the Principal Amount in whole or in part at $4.01 per common share at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

Burcon has the right, before the Maturity Date, upon written notice to the Lender of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the date such interest is due and payable. Financing costs related to this note incurred up to March 31, 2016 have been recorded as deferred financing costs.

Subsequent to March 31, 2016, the Company committed to approximately $104,000 of capital expenditures.